[FleetCor Technologies, Inc. Letterhead]

December 10, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention: Michael F. Johnson

Re:	FleetCor Technologies, Inc.
Registration Statement on Form S-1
File No. 333-166092

Dear Mr. Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FleetCor Technologies, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-166092) to 3:00 p.m., Washington, D.C. time, on December 14, 2010, or as soon thereafter as practicable. It would be appreciated if, as soon as such Registration Statement is declared effective, you would so inform Alan J. Prince of King & Spalding LLP at (404) 572-3595, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

December 10, 2010

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (770) 449-0479 or Alan J. Prince of King & Spalding LLP at (404) 572-3595 if you have any questions.

Sincerely,

FleetCor Technologies, Inc.

By:	/s/ Sean Bowen
Sean Bowen

Senior Vice President and General Counsel

cc:	Alan J. Prince (King & Spalding LLP)